02041215

1-7616

FORM 6-K

P.E. 6-3-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

This Form 6-K includes an English translation of the announcement released by the Company to the press in Japan dated June 10, 2002, concerning the offer of re-installation of software program in its DVD recorder, “DVR-7000.”

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

(For reference only: translation of Japanese announcement)

Pioneer to offer re-installation of software program in its DVD recorder, "DVR-7000"

Tokyo, June 10, 2002 - Pioneer Corporation (NYSE: PIO) today announced that beginning on June 11, 2002, it will ask all users of its DVD recorder, the DVR-7000, to apply for the re-installation of its software program. For this purpose Pioneer will publicize the announcement of re-installation on Japanese newspapers and through Pioneer's internet homepage (http://www.pioneer.co.jp/7000), as well as direct mails to registered users in Japan.

Pioneer said, "due to its software in the DVR-7000, there is a chance that the unit may become inoperable. To eliminate that possibility, Pioneer is offering a software re-installation Free of Charge. Approximately 50,000 units are subject to this software re-installation in Japan."

Users of DVR-7000, in Japan, are requested to visit: http://www.pioneer.co.jp/7000 (in Japan only), or call 0120-977-015 (toll-free, open 9:30am – 6:00pm, in Japan only) for more information, on and after June 11, 2002.

For further information, please contact (in Japan only):
Public Relations Department: Telephone 03-3495-9885
Homepage: http://www.pioneer.co.jp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date June 10, 2002

By:

Kaneo Ito
President and Representative Director